DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303 www.dlapiper.com Gurpreet S. Bal Gurpreet.bal@us.dlapiper.com T 650 833-2155
January 25, 2023
Via Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Robert Littlepage, Accounting Branch Chief
Joseph Kempf, Senior Staff Accountant
Alexandra Barone, Staff Attorney
Matthew Crispino, Staff Attorney
Re:      Silvaco Group, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 19, 2022
CIK No. 0001943289
Ladies and Gentlemen:
On behalf of Silvaco Group, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by comment letters dated January 4, 2023 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement, which has been provided to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 2 that reflect changes made to Amendment No. 1 to the Draft Registration Statement.
Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations Impact of COVID-19, page 55
1.We note your response to prior comment 5. Please quantify any specific COVID-19 impact you have experienced to your results of operations, financial condition and relevant metrics.

Division of Corporation Finance
January 25, 2023

Response: The Registrant respectfully acknowledges the Staff’s comment and has added disclosure on page 55 of Amendment No. 2.
Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9
2.Please expand your revenue recognition policy disclosure concerning device characterization, modeling and SIP integration services to fully comply with the guidance found in ASC paragraphs 606-10-50-17 through 606-10-50-20.
Response: The Registrant respectfully acknowledges the Staff’s comment and has added disclosure on page F-9 of Amendment No. 2. In addition, the Registrant has revised the disclosure on pages 57, 67 and F-9 to (i) reflect the immaterial amount of revenue generated by device characterization and modeling and (ii) to remove disclosure relating to SIP integration services due to a lack of revenue generated by SIP integration services for the periods presented in Amendment No. 2.
* * * *

Division of Corporation Finance
January 25, 2023

We and the Company appreciate the Staff’s attention to the review of the Draft Registration Statement. Please do not hesitate to contact me at (512) 457-7126, or in my absence my partner Drew Valentine at (512) 457-7019, if you have any questions regarding this letter or Amendment No. 2.

Very truly yours,

DLA Piper LLP (US)

/s/ Gurpreet S. Bal

Gurpreet S. Bal Partner DLA Piper (US) LLP
Enclosures
cc:       Dr. Babak A. Taheri (Silvaco Group, Inc.)
Drew M. Valentine (DLA Piper LLP (US))